Mitsubishi Corporation
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8594 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

December 20, 2005
Our ref. No. PI 038

The U.S. Securities and Exchange Co[redacted]
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finai
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Idemitsu Kosan and Mitsubishi Corporation Announce Final Agreement on Integration of LPG Businesses: New Company to Be Named "Astomos Energy Corporation"**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Eiji Oshima
Senior Vice President,
Investor Relations

Translation of report filed with the Tokyo Stock Exchange on December 16, 2005

Idemitsu Kosan and Mitsubishi Corporation Announce Final Agreement on Integration of LPG Businesses: New Company to Be Named "Astomos Energy Corporation"

Mitsubishi Corporation (MC) and Idemitsu Kosan Co., Ltd. (Idemitsu) began a feasibility study related to the possible integration of their respective liquefied petroleum gas (LPG) businesses in March 2005. As a result of this study, a corporate separation agreement was approved at an ordinary meeting of MC's Board of Directors today. Accordingly, as explained below, MC will spin off and transfer its LPG Unit to subsidiary Mitsubishi Liquefied Petroleum Gas Co., Ltd. (MLPG). MLPG will then merge with wholly owned Idemitsu subsidiary, Idemitsu Gas and Life Co., Ltd. (iGL) to create Astomos Energy Corporation (the successor company) on April 1, 2006.

1. Objectives of Corporate Spin-Off

LPG is one of Japan's key sources of energy, with more than half of the country's roughly 50 million households relying on it for their basic energy needs. Like natural gas, LPG is a clean, environmentally friendly source of energy. In addition, as LPG is distributed in dispersed form, it can be relied upon even when other utilities are disrupted in the event of natural disasters. Furthermore, Japan's national Basic Energy Plan positions LPG as a core energy source which we should plan for increased demand in the future.

On March 15, Idemitsu and MC announced their intentions to begin a feasibility study on the integration of their LPG businesses. This initiative was driven by a desire to create a totally new, highly-competitive company that would allow the companies to expand their business and achieve an optimal synergy through the complete integration of their respective LPG businesses, which are engaged in a wide array of activities,

from importing and trading to distribution and sales. Since that time, the business integration committee established under the initial agreement has been examining specific measures to achieve the positive results expected from the integration of their businesses. The committee is now nearing the completion of its preparations for the amalgamation. After the amalgamation, the integrated company will become Japan's largest primary distributor of LPG, supplying approximately 20% of domestic demand. While the company seeks to maintain a harmonious balance with society and the environment, it will work to provide comprehensive energy solutions that improve quality of life. Furthermore, as it strives to satisfy the expectations of its customers, the company will also look to support the national energy policy of Japan.

2. Overview of Corporate Spin-Off

(1) Schedule

Board of Directors meeting to approve corporate spin-off agreement:	December 16, 2005
Date of corporate spin-off:	April 1, 2006 (scheduled)
Registration of corporate spin-off:	April 3, 2006 (scheduled)

(2) Corporate separation method

1. Spin-off and transfer, with MC as the separating company and MLPG as the successor company (simplified corporate separation).

2. Reasons for adopting this method

(i) This method allows for the comprehensive transfer of operations to the successor company using relatively simple procedures compared to other methods.

(ii) This method meets all the necessary tax code requirements allowing, in effect, the transfer of assets at book value.

(3) Allocation of shares

1. Ratio of shares to be allocated

(i) MC currently holds 77.36% of shares in MLPG. Prior to the corporate separation, MC will acquire the remaining shares from other MLPG shareholders (Tokio Marine & Nichido Fire Insurance Co., Ltd.: 8.33%; Nippon Yusen Kabushiki Kaisha (NYK Line): 5.56%; The Bank of Tokyo-Mitsubishi, Ltd.: 4.17%; Mitsubishi UFJ Trust and Banking Corporation: 3.75%; Chiyoda Corporation: 0.83%) to make MLPG a wholly owned subsidiary. After these acquisitions, MC will hold 72,000 MLPG shares.

(ii) MLPG will allocate one share to MC at the time of the spin-off and transfer, and 74,940 shares to Idemitsu at the time of the merger with iGL. As a result, MC and Idemitsu will hold 49% and 51%, respectively, of the successor company's shares.

2. Basis of calculation of ratio of shares to be allocated

In reaching final agreement on the ratio of shares to be allocated, MC appointed KPMG FAS and Idemitsu appointed Nomura Securities Co., Ltd. as financial advisors. Taking into account a comprehensive analysis using the adjusted present value method and adjusted net asset method, KPMG assessed the value of both groups' LPG businesses. Based on the results of this assessment, and following negotiations with Idemitsu, both companies agreed to set their equity interests in the successor company at 49% for MC and 51% for Idemitsu .

(4) Payments

There will be no payments with regard to the corporate separation

(5) Rights and obligations transferred to successor company

As of the date of corporate spin-off, all major assets, liabilities and contractual rights and obligations related to MC's LPG Unit, as well as all related licenses that can be legally transferred, shall be transferred to the successor company.

(6) Outlook for fulfillment of financial obligations

MC and the successor company both expect to fulfill obligations becoming due

after the date of corporate spin-off.

(7) Appointment of new executives at the successor company

At the present time, the appointments of the following executives have been confirmed.

Chairman: Toshio Ishiguro (MC)

President: Norio Kodama (Idemitsu)

3. Overview of Separating Company (As of March 31, 2005)

(1) Company name	Mitsubishi Corporation (MC)
(2) Business activities	MC is involved in a broad and diverse range of businesses. These include domestic and overseas trading of products in the fields of energy, metals, machinery, chemicals, and living-essentials. MC also provides diverse types of business services in the areas of information, financing, logistics, and others, while investing in business projects on a global scale.
(3) Date established	April 1, 1950
(4) Head office	Tokyo
(5) Representative	Yorihiko Kojima
(6) Capital	126.7 billion yen
(7) Shares of common stock issued	1,567,399,508
(8) Shareholders' equity	923.8 billion yen
(9) Total assets	5,099.2 billion yen
(10) Fiscal year-end	March 31
(11) Number of employees	6,001

(12) Main trading partners of business to be separated	(Sales) MLPG, Nippon Oil Corporation, Idemitsu (Purchasing) Idemitsu , Nippon Oil Corporation
(13) Principal shareholders and shareholdings	The Master Trust Bank of Japan, Ltd.: 8.8% Japan Trustee Services Bank, Ltd.: 8.5% Tokio Marine & Nichido Fire Insurance Co., Ltd.:5.9%
(14) Main banks	The Bank of Tokyo-Mitsubishi, Ltd. Mizuho Corporate Bank, Ltd. Mitsubishi UFJ Trust and Banking Corporation

4. Details of Operations to Be Separated

(1) LPG Unit

Importing, overseas trading and domestic sales of LPG and other activities.

(2) LPG Unit operating performance for the fiscal year ended March 31, 2005

(100 million yen)

	LPG Unit (A)	MC results for year ended March 31, 2005 (B)	Ratio (A/B)
Operating transactions	2,331	99,619	2.3%
Gross profit	46	1,977	2.3%

(3) Assets, liabilities and monetary amounts to be transferred (Estimates as of September 30, 2005)

(100 million yen)

Assets		Liabilities	
Item	Book value	Item	Book value
Current assets	45	Current liabilities	4
Property and equipment	0	Long-term liabilities	0
Investments, etc.	16	Funds for internal use (Investments)	57 (50)
Total	61	Total	61

(4) Overview of successor company

(1) Company name	Astomos Energy Corporation
(2) Business activities	Importing, overseas trading and domestic sales of LPG and all other activities contingent or related to the foregoing
(3) Date of establishment	April 1, 2006 (scheduled)
(4) Head office	Daiichi Tekko Building, 1-8-2 Marunouchi, Chiyoda-ku, Tokyo
(5) Representatives	Toshio Ishiguro, Norio Kodama
(6) Capital	10.0 billion yen
(7) Shares of common stock issued	146,941
(8) Shareholders' equity	Approx. 20.0 billion yen
(9) Total assets	Approx. 150.0 billion yen
(10) Fiscal year-end	December 31
(11) Employees	Approx. 350
(12) Main trading partners	(Sales) Tokai Corporation, Horikawa Sangyo Co., Ltd., National Federation of Agricultural Cooperative Associations, Air Water Inc.,

	Kitanihonbussan Co., Ltd. (Purchasing) Saudi Arabian Oil Co., Abu Dhabi National Oil Company, Idemitsu Kosan
(13) Principal shareholders and shareholdings	Idemitsu : 51% MC: 49%
(14) Main banks	Pending
(15) Relationship with separating company	Capital: Idemitsu and MC to hold 51% and 49%, respectively, of the company's shares
	Personnel: Refer to item 2.-(7) above
	Trading: A constant trading relationship, including sales and purchasing, is not assumed.

(5) Successor company name and brand

The aspirations of the new company are reflected in the name "Astomos". Elements of the Japanese words for "tomorrow" (asu) as well as "to light up" (tomosu) and "friend" (tomo) are contained in the name. By providing environmentally-friendly LPG and next generation energy sources, the company hopes "to light up tomorrow"—or in other words, to create a brighter future. At the same time, it hopes to be a "friend for tomorrow", bringing together and utilizing the individual strengths of people to build a better world. Also reflected in the name are the notions of "Ascent" and "Aspire" as well as the word "Cosmos", alluding to a vision of a harmonious universe. Please refer to attachment 1 for more details.

(6) Successor company branches and sites

Please refer to attachment 2.

5. Overview of MC After Spin-Off

(1) Company name Mitsubishi Corporation (MC)

(2) Business activities	General trading company
(3) Head office	Tokyo
(4) Representative	Yorihiko Kojima
(5) Capital	No change due to corporate spin-off
(6) Total assets	Expected decrease of 6.1 billion yen due to corporate spin-off
(7) Fiscal year-end	March 31
(8) Impact on operating results	At the present time, MC foresees no material impact on its operating results following the corporate spin-off.